Room 4561

July 26, 2006

Mr. Bruce P. Nolop
Executive Vice President and Chief Financial Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926

      Re: **Pitney Bowes Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 13, 2006
              File No. 001-03579

Dear Mr. Nolop:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Very truly yours,

                     Brad Skinner
                     Accounting Branch Chief